Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports Third Quarter Results
Nutraceutical quarterly EBITDA reaches $1.1M

Laval, Québec, CANADA – January 17, 2012 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.NTB) today reports its consolidated financial results for the three-month and nine-month periods ended November 30, 2011.

Three-month Ended November 30, 2011 Financial Results

Nutraceutical Business Results

Nutraceutical revenue increased by 20% to $5,120,000, for the three-month period ended November 30, 2011, up from $4,272,000 achieved during the corresponding period ended November 30, 2010.

Nutraceutical EBITDA increased to $1,081,000, for the three-month period ended November 30, 2011, up from $425,000 achieved during the corresponding period ended November 30, 2010.

Net income from nutraceutical business reached $869,000 for the three-month period ended November 30, 2011, compared to a net loss of $13,000, for the corresponding period ended November 30, 2010.

Consolidated Results

Revenue increased by 19% to $5,124,000 for the three-month period ended November 30, 2011, up from $4,290,000 achieved during the corresponding period ended November 30, 2010.

Consolidated EBITDA for the three-month period ended November 30, 2011 amounted to ($743,000), compared to ($156,000) obtained during the corresponding period ended November 30, 2010, due to subsidiaries significant R&D expenses.

Net earnings decreased to a net loss of $1,433,000 for the three-month period ended November 30, 2011, compared to a net loss of $498,000 for the corresponding period ended November 30, 2010, due to subsidiaries significant R&D expenses.

"We delivered strong third quarter revenue driven by outstanding performance from the neutraceutical business of Neptune," said André Godin ,CFO. "Neptune delivered a remarkable quarter thanks to our leadership positions in North America and Europe, where we have grown both sales and market share this year. We look forward to this afternoon conference call, as we will give a full corporate update to our shareholders" he added.

"We continue to build momentum as demonstrated by our solid third quarter results. During the third quarter our long-term strategic investments in the company's intellectual property protection and valorization helped drive strong revenue performance," said Frederic Harland, Director of finance. "As we look back at the past quarters, we expect continued sales growth driven by price and quantities and are confident in our growth strategy and commercial plans" he added.

Nine-month Ended November 30, 2011 Financial Results

Nutraceutical Business Results

Nutraceutical revenue increased by 10% to $13,756,000, for the nine-month period ended November 30, 2011, up from $12,504,000 achieved during the corresponding period ended November 30, 2010.

EBITDA from nutraceutical business for the nine-month period ended November 30, 2011 was $2,505,000, compared to $2,787,000 obtained during the corresponding period ended November 30, 2010.

Net income from nutraceutical business reached $1,005,000 for the nine-month period ended November 30, 2011, compared to a net income of $1,996,000, for the corresponding period ended November 30, 2010.

Consolidated Results

Revenue increased by 10% to $13,770,000 for the nine-month period ended November 30, 2011, up from $12,566,000 achieved during the corresponding period ended November 30, 2010.

Consolidated EBITDA for the nine-month period ended November 30, 2011 amounted to a negative $1,818,000, compared to $1,345,000 obtained during the corresponding period ended November 30, 2010, due to subsidiaries significant R&D expenses.

Net earnings decreased to a net loss of $4,459,000 for the nine-month period ended November 30, 2011, compared to a net income of $519,000 for the corresponding period ended November 30, 2010, due to subsidiaries significant R&D expenses.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Howard Group Contact:
Neptune Technologies & Bioressources Inc.	Dave Burwell
André Godin, CFO	(888) 221-0915
+1.450.687.2262	dave@howardgroupinc.com
a.godin@neptunebiotech.com	www.howardgroupinc.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements» within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.